April 15, 2008

David M. Sagehorn
Executive Vice President and Chief Financial Officer
Oshkosh Corporation
P.O. Box 2566
Oshkosh, Wisconsin 54903-2566

Re: Oshkosh Corporation
        Form 10-K: For the year ended September 30, 2007
        Commission file no.: 1-31371

Dear Mr. Sagehorn:

        We have reviewed your March 28, 2008 correspondence and have the following comments. Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Prior Comment 2

Aerial Work Platform and Telehandler Product Groups

1. We have read your response, but we believe, as discussed below, that there may be additional factors that have not been analyzed that may indicate that the aerial work platform and telehandler products are not similar for the purpose of paragraph 37 of SFAS 131.

    First, we agree with your statement that differences in capacity and reach alone would not necessitate separate disclosure of the revenue attributable to the aerial work platform and telehandler product groupings. But, it appears that these groupings are uniformly and globally recognized natural groupings of the underlying products. And further, the difference in capacity between these products appears to be substantial. JLG Industries, in their fiscal 2006 Form 10-K, describes the typical use for telehandlers as the lifting, transporting and placing of a wide variety of materials at their point of use or storage, and quantifies the lift capacities as ranging from 5,000 to 12,000 pounds. Aerial work platforms, however, "are designed to help people access hard-to-reach work areas." It quantifies the rated lift capacities of the three categories of aerial work platforms in the ranges of 500 to 1,000 pounds, 500 to 3,000 pounds, and 300 to 500 pounds. We have also reviewed the websites of a number of other manufacturers and your customers. These websites recognize the aerial work platform and telehandler groupings, without exception. For example, the website of United Rentals (the largest customer of JLG Industries), categorizes your aerial work platforms under "aerial lifts," and your telehandlers under "forklifts and material handling." These factors would seem to indicate that there are differences between these products and that these differences are greater than, to use your example, the ones between the wattage of light bulbs and the payload of pick-up trucks.

Second, as illustrated below, we note that the revenue trends for the aerial work platform and the telehandler products are different. (Refer to the JLG Industries fiscal 2006 Form 10-K.) We believe these different revenue trends may be an indication of an underlying, important dissimilarity between the products, as we would expect similar products to exhibit similar revenue trends.

	Aerial Work Platforms	**Increase**	**Telehandlers**	**increase**
2004	$ 562.00		$ 358.90	
2005	$ 888.00	58.0%	$ 511.80	42.6%
2006	$ 1,159.80	30.6%	$ 776.00	51.6%

Third, we note that aerial work platform and the telehandler products exist in different competitive environments. Based on the below disclosure taken from the JLG Industries fiscal 2006 Form 10-K, we note that (i) consolidation of the aerial work platform and telehandler product manufacturers is occurring at different rates, and (ii) you face competition from a much greater number of "major" telehandler manufactures than you face from "significant" aerial work platform manufacturers. The different competitive environments appears to be a factor indicating that the products are dissimilar as we would expect similar products to be subject to similar competitive environments. In addition, we believe that these factors may cause the products to exhibit different revenue trends in the future. We believe an impact on revenue trends is relevant in light of paragraph 103 of SFAS 131 which states, in part, that "an analysis of trends in revenue from products and services is important in assessing both past performance and prospects for future growth."

Industry, page 4

…The number of significant North American and European broad-line aerial work platform manufacturers has decreased from 11 to three, and the number of significant North American and European telehandler manufacturers has decreased from 13 to eight.

Competition, page 5

> …Within this global market, we face competition principally from two significant aerial work platform manufacturers, approximately 24 smaller aerial work platform manufacturers, seven major telehandler manufacturers and approximately 20 smaller telehandler manufacturers, as well as numerous manufacturers of other niche products such as boom trucks, cherry pickers, mast climbers, straight mast and truck-mounted fork-lifts, rough-terrain and all-terrain cranes, truck-mounted cranes, portable material lifts and various types of material handling equipment that offer similar or overlapping functionality to our products. We believe we are the world's leading manufacturer of aerial work platforms and one of the world's leading manufacturers of telehandlers.

Fourth, we note from the disclosure immediately above that there is not symmetry in the identities of the manufacturers of the aerial work platforms and telehandlers. We believe this lack of symmetry may be an indication that the products are not similar as we would expect manufacturers to produce both products if the products are similar. To again use your example, we would expect a manufacturer of light bulbs to produce the full spectrum of popular wattages and a manufacturer of pick-up trucks to produce the full spectrum of popular payloads.

And fifth, we highlight the 20 year agreement to design and produce a full line of Caterpillar-branded telehandlers, executed by JLG Industries in 2005. This agreement appears to indicate that different revenue generating opportunities for each of the products exist. We believe different opportunities may be an indication that the products are not similar as we would expect similar products to have similar opportunities.

In summary, we believe the factors noted above may indicate that the aerial work platform and telehandler products are not similar for the purpose of paragraph 37 of SFAS 131. Accordingly, please expand the disclosure in your upcoming Form 10-Q to quantify the 2007 full fiscal year and the 2007 and 2008 interim period revenue attributable to each of these products. If you continue to believe expanded disclosure is not required, please provide us a revised analysis that addresses the points we have raised. As part of your analysis, (i) quantify the 2007 full fiscal year and the 2007 and 2008 interim period revenue attributable to each product, and (ii) tell us the market share you hold in each product.

Concrete Placement Products and Refuse Packers

2. We note your belief that additional disclosure is not warranted within the Commercial segment, in part, based upon the materiality of the products to the overall company. You based this opinion on the disclosure requirements listed for operating segments in paragraph 18 of SFAS 131. Please note that paragraph 18 does not apply to the enterprise-wide disclosures of paragraphs 37 – 39. We

believe the appropriate materiality standard for the enterprise wide disclosure is the guidance at the end of the standard which states that "The provisions of the Statement need not be applied to immaterial items."

We also note the analysis you have provided, but we believe that concrete mixers and refuse packers are facially different products that do not qualify as similar for the purpose of paragraph 37 of SFAS 131. We base our conclusion, in part, on the following differences between concrete mixers and refuse packers:

- The body of each type of truck is substantially different in appearance;
- The cargo of each type of truck is substantially different as one transports refuse and the other transports concrete;
- The purpose of the transport of the cargo is substantially different as the refuse is presumably being moved to a place of long term storage, sorting, or recycling, and the concrete is being moved to further a construction related activity;
- The customers who purchase each type of truck are substantially different as the refuse trucks appear to be marketed primarily to municipalities and national and regional refuse haulers, while your concrete mixers appear to be marketed to concrete manufacturers, suppliers, and distributors; and
- The manufacturers who produce each type of truck are different. Based on the disclosure on page 12 of your Form 10-K, it appears that you are the only manufacturer who produces both concrete mixers and refuse packers. We believe this factor is an indication that the products are dissimilar as we would expect more than one manufacturer to produce both types of trucks if there are substantial similarities between the products.

We believe these differences are significant as they may contribute to a difference in future revenue trends. For example, the revenue attributable to your concrete mixers may be more closely correlated to the construction industry when compared to the revenue attributable to your refuse packers. A difference in future revenue trends is significant as paragraph 103 of SFAS 131 states, in part, that "an analysis of trends in revenue from products and services is important in assessing both past performance and prospects for future growth."

To address your response, your analysis of the characteristics appears to be overly broad. For example, your statement that the products are sold to "similar categories of vocational customers—large, multinational or independent specialty haulers" appears to be an overly broad characterization of the customers of each product that does not fully identify any differences in customers that may be relevant. As another example, your statement that "concrete mixers and refuse collection vehicle products included within the Commercial segment have similar uses" also appears to be an overly broad characterization that does not fully analyze the differences in the end uses that may be significant.

As we have indicated above, we do not believe your concrete mixer and refuse packer products are similar. Accordingly, please separately disclose in your upcoming Form 10-Q the revenue attributable to concrete mixers and refuse packers, for the 2006 and 2007 full fiscal years and the 2007 and 2008 interim periods. We would not object to you aggregating all of your concrete related revenue (e.g., revenue attributable to batch plants, concrete mixers, etc.). If you continue to believe expanded disclosure is not required, please provide us a revised analysis that addresses the points we have raised. As part of your analysis, (i) quantify the 2006 and 2007 full fiscal year and the 2007 and 2008 interim period revenue attributable to each of these products, and (ii) tell us the market share you hold in each product at the end of each of the periods presented in your Form 10-K.

* * * * *

Please feel free to contact the undersigned at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief